UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  5 )*

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Name of Issuer) Ordinary Shares, par value US$0.0004 Per Share
(Title of Class of Securities) 81663 N206

(CUSIP Number)

Bai Xiaoqing	Lance Chen
Managing Director	Baker & McKenzie
China Investment Corporation	Unit 1601, Jin Mao Tower
6/F, New Poly Plaza	88 Century Avenue, Pudong
No. 1, Chaoyangmen Beidajie	Shanghai 20012
Dongcheng District, Beijing 100010, P.R.China	People’s Republic of China
+ 86-10- 84096969	+86 21 6105 8510

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 8, 2015

(Date of Event Which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Amendment, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81663 N206

1	NAMES OF REPORTING PERSONS China Investment Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		Ø

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,282,080,054[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Ø

WITH	10	SHARED DISPOSITIVE POWER

3,282,080,054[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,282,080,054[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1 Consist of : i) 3,605,890,530 Ordinary Shares (as defined below) issued upon the conversion of the 360,589,053 convertible preferred shares pursuant to the Share Subscription Agreement (as defined below), as reported in the Schedule 13D filed on June 13, 2011 (the “Original Schedule 13D”); ii) 313,437,589 Ordinary Shares issuable upon exercise of the conversion option pursuant to the Bond Subscription Agreement, as reported in Amendment No.2 to the Original 13D filed on May 29, 2014 and (iii) 268,642,465 Ordinary Shares issued on November 27, 2014 pursuant to the Country Hill Pre-emptive Share Subscription Agreement (as defined below) dated August 22, 2014, as reported in Amendment No.3 to the Original 13D filed on April 14, 2015, excluding 905,890,530 Ordinary Shares disposed by Country Hill on the open market from December 12, 2014 to May 7, 2015.

2 This calculation is rounded to the nearest tenth and is based on 40,744,488,888 ordinary shares, par value US$0.0004 per share (the “Ordinary Shares”) of the Issuer outstanding as of June 8, 2015, as reported on the Next Day Disclosure Return of the Issuer dated June 8, 2015 published on the Hong Kong Stock Exchange, plus 313,437,589 shares issuable upon exercise of the conversion option which are deemed to be outstanding for the purpose of computing the percentage of the class held by the Reporting Persons.

CUSIP No. 81663 N206

1	NAMES OF REPORTING PERSONS Bridge Hill Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		Ø

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,282,080,054[3]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Ø

WITH	10	SHARED DISPOSITIVE POWER

3,282,080,054[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,282,080,054[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

3 Consist of : i) 3,605,890,530 Ordinary Shares (as defined below) issued upon the conversion of the 360,589,053 convertible preferred shares pursuant to the Share Subscription Agreement (as defined below), as reported in the Schedule 13D filed on June 13, 2011 (the “Original Schedule 13D”); ii) 313,437,589 Ordinary Shares issuable upon exercise of the conversion option pursuant to the Bond Subscription Agreement, as reported in Amendment No.2 to the Original 13D filed on May 29, 2014 and (iii) 268,642,465 Ordinary Shares issued on November 27, 2014 pursuant to the Country Hill Pre-emptive Share Subscription Agreement (as defined below) dated August 22, 2014, as reported in Amendment No.3 to the Original 13D filed on April 14, 2015, excluding 905,890,530 Ordinary Shares disposed by Country Hill on the open market from December 12, 2014 to May 7, 2015.

4 This calculation is rounded to the nearest tenth and is based on 40,744,488,888 ordinary shares, par value US$0.0004 per share (the “Ordinary Shares”) of the Issuer outstanding as of June 8, 2015, as reported on the Next Day Disclosure Return of the Issuer dated June 8, 2015 published on the Hong Kong Stock Exchange, plus 313,437,589 shares issuable upon exercise of the conversion option which are deemed to be outstanding for the purpose of computing the percentage of the class held by the Reporting Persons.

CUSIP No. 81663 N206

1	NAMES OF REPORTING PERSONS Country Hill Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		Ø

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,282,080,054[5]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Ø

WITH	10	SHARED DISPOSITIVE POWER

3,282,080,054[5]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,282,080,054[5]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

5 Consist of : i) 3,605,890,530 Ordinary Shares (as defined below) issued upon the conversion of the 360,589,053 convertible preferred shares pursuant to the Share Subscription Agreement (as defined below), as reported in the Schedule 13D filed on June 13, 2011 (the “Original Schedule 13D”); ii) 313,437,589 Ordinary Shares issuable upon exercise of the conversion option pursuant to the Bond Subscription Agreement, as reported in Amendment No.2 to the Original 13D filed on May 29, 2014 and (iii) 268,642,465 Ordinary Shares issued on November 27, 2014 pursuant to the Country Hill Pre-emptive Share Subscription Agreement (as defined below) dated August 22, 2014, as reported in Amendment No.3 to the Original 13D filed on April 14, 2015, excluding 905,890,530 Ordinary Shares sold by Country Hill on the open market from December 12, 2014 to May 7, 2015.

6 This calculation is rounded to the nearest tenth and is based on 40,744,488,888 ordinary shares, par value US$0.0004 per share (the “Ordinary Shares”) of the Issuer outstanding as of June 8, 2015, as reported on the Next Day Disclosure Return of the Issuer dated June 8, 2015 published on the Hong Kong Stock Exchange, plus 313,437,589 shares issuable upon exercise of the conversion option which are deemed to be outstanding for the purpose of computing the percentage of the class held by the Reporting Persons.

Item 1. Security and Issuer

This Amendment No.5 (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 13, 2011 (the "Original 13D") by the Reporting Persons with respect to the ordinary shares, par value US$0.0004 per share (the “Ordinary Shares”), of Semiconductor Manufacturing International Corporation (“SMIC” or the “Issuer”), a company incorporated in the Cayman Islands, with its principal executive offices at 18 Zhangjiang Road, Pudong New Area, Shanghai 201203, People’s Republic of China, as previously amended by Amendment No. 1 to the Original 13D filed on June 6, 2012, Amendment No 2 to the Original 13D filed on May 29, 2014, Amendment No 3 to the Original 13D filed on April 14, 2015 and Amendment No 4 to the Original 13D filed on April 27, 2015. Unless otherwise stated herein, the Original Schedule 13D, as amended, remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D, as amended.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

From April 24, 2015 to May 7, 2015, Country Hill disposed of 60,027,530 Ordinary Shares on the open market.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety as follows:

The information set forth in Item 4 is hereby incorporated by reference in its entirety into this Item 5.

(a) — (b) CIC, by virtue of being the parent of CIC International Co., Ltd. (“CIC International”), which is the parent of Bridge Hill, may be deemed to have (i) beneficial ownership and (ii) shared power with Bridge Hill and Country Hill to vote or direct the vote of, and shared power with Bridge Hill and Country Hill to dispose or direct disposition of, 3,282,080,054 Ordinary Shares as of June 8, 2015, representing 8.0% of the outstanding Ordinary Shares. CIC, by virtue of being the parent of CIC International, which is the parent of Country Hill, may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer.

Bridge Hill may be deemed to have (i) beneficial ownership and (ii) shared power with CIC and Country Hill to vote or direct the vote of, and shared power with CIC and Country Hill to dispose or direct disposition of, 3,282,080,054 Ordinary Shares as of June 8, 2015, representing 8.0% of the outstanding Ordinary Shares. Bridge Hill may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer because Country Hill, the record owner of the Ordinary Shares, is Bridge Hill’s wholly-owned subsidiary.

Country Hill may be deemed to have (i) beneficial ownership and (ii) shared power with CIC and Bridge Hill to vote or direct the vote of, and shared power with CIC and Bridge Hill to dispose or direct disposition of, 3,282,080,054 Ordinary Shares as of June 8, 2015, representing 8.0% of the outstanding Ordinary Shares. Country Hill may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer because Country Hill is the record owner of the Ordinary Shares.

The foregoing percentage is based on 40,744,488,888 Ordinary Shares of the Issuer outstanding as of June 8, 2015, as reported on the Next Day Disclosure Return of the Issuer dated June 8, 2015 published on the Hong Kong Stock Exchange, plus 313,437,589 shares issuable upon exercise of the conversion option which are deemed to be outstanding for the purpose of computing the percentage of the class held by the Reporting Persons.

(c) None of the Reporting Persons nor, to their best knowledge, any of the persons set forth on Schedule A below, has effected any transaction in the Ordinary Shares of the Issuer since the filing of Amendment No.4 other than the open market transactions set forth below:

Date of transaction	Date of settlement	Entity	Number of shares sold	Price per share	How the transaction was effected
April 24, 2015	April 28, 2015	Country Hill Limited	54,380,000	HKD 0.8376	Open market
May 7, 2015	May 11, 2015	Country Hill Limited	5,890,530	HKD 0.7869	Open market

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 1 Share Subscription Agreement, dated April 18, 2011, by and between Semiconductor Manufacturing International Corporation and Country Hill Limited (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on June 13, 2011)

Exhibit 2 Country Hill Subscription Agreement dated December 18, 2013, by and between Semiconductor Manufacturing International Corporation and Country Hill Limited (incorporated by reference to Exhibit 2 to the Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on May 29, 2014)

Exhibit 3 Agreement of Joint Filing, dated June 13, 2011, by and between China Investment Corporation, Bridge Hill Investments Limited and Country Hill Limited (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on June 13, 2011)

Exhibit 4 Country Hill Subscription Agreement dated August 22, 2014, by and between Semiconductor Manufacturing International Corporation and Country Hill Limited (incorporated by reference to Exhibit 4 to the Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on April 14, 2015)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Amendment is true, complete and correct.

DATED: June 9, 2015

China Investment Corporation

By:	/s/ Ding Xuedong
	Name:	Ding Xuedong
	Title:	Chairman and CEO

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Amendment is true, complete and correct.

DATED: June 9, 2015

Bridge Hill Investments Limited

By:	/s/ Li Keping
	Name:	Li Keping
	Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Amendment is true, complete and correct.

DATED: June 9, 2015

Country Hill Limited

By:	/s/ Li Keping
	Name:	Li Keping
	Title:	Director

Schedule A

Officers and Directors of China Investment Corporation

The following table sets forth the name, position with China Investment Corporation (“CIC”) and present principal occupation of each director and executive officer of CIC. Unless otherwise indicated below, the business address of each such person is New Poly Plaza, No.1 Chaoyangmen Beidajie, Dongcheng District, Beijing, 100010, People’s Republic of China, and each such person is a citizen of the People's Republic of China.

Name, Business Address and Position with CIC	Present Principal Occupation or Employment
Ding Xuedong Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of CIC
Li Keping Vice Chairman, President and Chief Investment Officer	Vice Chairman, President and Chief Investment Officer of CIC
Zhang Xiaoqiang 38 South Yuetan Street, Xicheng District, Beijing, China Independent Director	Vice Chairman of the National Development and Reform Commission of the People’s Republic of China
Hu Zucai 38 South Yuetan Street, Xicheng District, Beijing, China Non-Executive Director	Vice Chairman of the National Development and Reform Commission of the People’s Republic of China
Wang Baoan 3 Sanlihe Nansanxiang, Xicheng District, Beijing, China Non-Executive Director	Vice Minister of Finance
Zhang Xiangchen No.2 Dong Chang'an Avenue, Dongcheng District, Beijing, China Non-Executive Director	Assistant Minister of the Ministry of Commerce of the People’s Republic of China
Hu Xiaolian 32 Chengfang Street, Xicheng District, Beijing, China Non-Executive Director	Non-Executive Director of CIC
Fang Shangpu Huarong Plaza, No. 18 Fucheng Road, Haidian District, Beijing, China Non-Executive Director	Deputy Administrator of the State Administration of Foreign Exchange (SAFE)
Li Xin Employee Director	Employee Director and Head of Human Resource Department of CIC
Guo Haoda Chairman of the Board of Supervisors	Chairman of the Board of Supervisors of CIC
Xie Ping Executive Vice President	Executive Vice President of CIC
Liang Xiang Executive Vice President and Secretary of Discipline Inspecting Commission	Executive Vice President and Secretary of Discipline Inspecting Commission of CIC
Ju Weimin Executive Vice President	Executive Vice President of CIC
Liu Guiping Executive Vice President	Executive Vice President of CIC
Guo Xiangjun Executive Vice President & Chief Risk Officer	Executive Vice President & Chief Risk Officer of CIC

Director of Bridge Hill Investments Limited

The following table sets forth the name, position with Bridge Hill and present principal occupation of the director of Bridge Hill. The business address of the director is INTERTRUST CORPORATE SERVICES (CAYMAN) LIMITED, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands KY1-9005, and the director is a citizen of the People's Republic of China.

Name and Position	Present Principal Occupation or Employment
Li Keping Director of Bridge Hill	Vice Chairman, President and Chief Investment Officer of CIC

Director of Country Hill Limited

The following table sets forth the name, position with Country Hill Limited and present principal occupation of the director of Country Hill Limited. The business address of the director is INTERTRUST CORPORATE SERVICES (CAYMAN) LIMITED, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands KY1-9005, and the director is a citizen of the People's Republic of China.

Name and Position	Present Principal Occupation or Employment
Li Keping Director of Country Hill	Vice Chairman, President and Chief Investment Officer of CIC